Exhibit 99.1

READY CAPITAL ANNOUNCES MERGER TRANSACTION

- Transaction will create a scaled commercial mortgage REIT with a combined capital base in excess of $1.7 billion poised for long-term growth -

- Acquisition of market leading commercial real estate investment platform focused on construction lending and investing in workforce housing -

- Expands Ready Capital’s existing SBC lending platform to provide capital solutions across the full lifecycle of commercial real estate investing -

– Expected value of deal at closing is approximately $471 million based on Ready Capital’s last sale price on November 3, 2021 and could surpass $550 million with earn-out provisions –

New York, NY, November 4, 2021 /PRNewswire/ – Ready Capital Corporation (NYSE:RC) (“Ready Capital”), a multi-strategy real estate finance company that originates, acquires, finances and services small- to medium-sized balance commercial loans, announced today that it has entered into a definitive merger agreement pursuant to which Ready Capital has agreed to acquire a series of privately held, real estate structured finance opportunities funds, with a focus on construction lending, managed by MREC Management, LLC (the “Mosaic Manager”). Following the mergers, Ready Capital is expected to have a pro forma equity capital base in excess of $1.7 billion. The acquisition is expected to further expand Ready Capital’s investment portfolio to include a diverse portfolio of construction assets with attractive portfolio yields resulting in expected earnings accretion and a reduced leverage profile.

Under the terms of the merger agreement, Ready Capital will acquire all of the outstanding equity interests in Mosaic Real Estate Credit, LLC (“MREC Onshore”), Mosaic Real Estate Credit TE, LLC (“MREC TE”) and MREC International Incentive Split, LP (“MREC IIS” and together with MREC Onshore and MREC TE, the “Mosaic Merger Entities”) in exchange for (i) shares of a newly designated Ready Capital Class B common stock (“Class B Common Stock”), plus (ii) non-transferable contingent equity rights (“CERs”) that, depending on the performance of the Mosaic asset portfolio over a three-year period following the closing, may entitle investors in the Mosaic Funds (as defined below) to receive additional shares of Ready Capital common stock. MREC IIS is an intermediate holding company through which investors in Mosaic Real Estate Credit Offshore, LP (“MREC Offshore” and together with MREC Onshore and MREC TE, the “Mosaic Funds”) invest in the Mosaic platform. The shares of Class B Common Stock will have dividend, distribution and other rights identical to those of the existing shares of common stock of Ready Capital, except that the newly issued Class B Common Stock will not be listed on the New York Stock Exchange. The shares of Class B Common Stock will automatically convert (on a share-for-share basis) into shares of the existing class of common stock listed on the New York Stock Exchange on the first business day following the 365th day following the closing.

The number of shares of Class B Common Stock to be received by investors in the Mosaic Funds will be based on an exchange ratio determined by dividing the adjusted book value of the Mosaic Funds as of September 30, 2021, by the Ready Capital adjusted book value per share as of that date. The adjusted book values of Ready Capital and the Mosaic Funds will be modified in certain respects, including to give pro-forma effect to any dividends or other distributions. A $98.9 million reduction will be applied to the book value of the Mosaic Funds to derive their aggregate adjusted book value. Under a pro forma exchange ratio, as of June 30, 2021, investors in the Mosaic Funds would receive approximately 30.3 million shares of Class B Common Stock. Based on Ready Capital’s closing stock price on November 3, 2021, the implied value of the Ready Capital shares expected to be issued in connection with the closing is approximately $471 million and the maximum possible payment under the CERs would be an additional approximately $89 million of Ready Capital common stock (or 90% of the upfront $98.9 million reduction). Additionally, holders of CERs will have the right to receive dividends (“CER Dividends”), which will accrue based on the actual Ready Capital common dividends per share paid to shareholders from the closing of the transaction to the end of the three year term and will be paid to CER Holders to the extent the CER is realized at the end of the three-year term. The CER Dividend will also be delivered in the form of Ready Capital shares.

Upon the closing of the mergers, Ready Capital stockholders are expected to own approximately 70% of the combined company’s stock, while holders of interests in the Mosaic Funds are expected to own approximately 30% of the combined company’s stock.

Based on the closing prices of Ready Capital’s common stock on November 3, 2021, the market capitalization of the combined company would be approximately $1.6 billion. The combined company will continue to operate under the name Ready Capital and its shares are expected to continue trading on the New York Stock Exchange under the existing ticker symbol “RC” and Waterfall Asset Management, LLC will continue to manage the combined company.

“We believe that this transaction is a compelling opportunity for Ready Capital to acquire a market leading commercial real estate investment platform focused on providing differentiated capital solutions across the middle market sector with an emphasis on construction lending,” stated Ready Capital Chairman and Chief Executive Officer Thomas Capasse. “We are excited to integrate the Mosaic team and origination platform and we believe the diverse portfolio of construction assets with attractive portfolio yields will further differentiate Ready Capital’s financing solutions for borrowers and investors.”

“The combination of the two businesses is a one-plus-one-equals-three situation,” said Mosaic’s Managing Partner Ethan Penner. “Both sets of investors – Mosaic’s as well as Ready Capital’s – will benefit from enhanced diversification as well as deepened and broadened management teams. The fit on every level between the two firms is truly ideal and the combined company will be strongly positioned to thrive going forward.”

Anticipated Benefits to Ready Capital from the Mergers

•	Growth Opportunities from Diversified Investments. Addition of construction loan origination capabilities will enable Ready Capital to offer a broader array of credit products to its small- and medium-sized business borrowers

•	Positive Financial Impact. Expected to be accretive to core earnings and book value per share over the next 12 – 14 months and result in lower pro forma leverage

•	Enhanced Scale. Over $1.7 billion combined capital base and a diversified investment portfolio. Advantages include:

▪	Reduced operating expenses (as a percentage of combined capital base)

▪	Improved access to financing, including corporate debt funding alternatives

▪	Enhanced shareholder liquidity and investor base diversity

Anticipated Benefits to Mosaic Investors from the Mergers

•	Enhanced Platform; Diversification; Expertise. Enables Mosaic investors to benefit from a more efficient, scalable operating platform, a diversified business model, exposure to an existing broad pool of real estate debt investments, and access to the extensive expertise and resources of Ready Capital’s external manager, Waterfall Asset Management, an SEC registered investment adviser

•	Public Market Information; Tax Simplicity. Mosaic investors will experience greater transparency of information due to Ready’s public company nature, as well as comparatively simplified tax reporting as compared to investing in a private fund

•	Liquidity; Broker Custody. Consideration in the form of Ready Capital’s common stock provides Mosaic investors with greater access to real-time liquidity and upon the initial one-year lock up, investors will be able to custody Ready Capital common stock at their custodian or brokerage firm of choice

•	Future Earn-Out Potential. CER provides opportunity for Mosaic Investors to receive deferred consideration and creates powerful incentive for all parties to patiently optimize the embedded value of Mosaic’s portfolio

Additional information on the transaction and the anticipated effects on Ready Capital can be found in the investor deck relating to the mergers on Ready Capital’s website. The investor deck was also furnished by Ready Capital in a Current Report on Form 8-K on the date hereof.

Management, Governance and Corporate Headquarters

Upon completion of the mergers, Ready Capital’s Chairman and Chief Executive Officer Thomas Capasse will continue to lead the company and Ready Capital executives Jack Ross, Thomas Buttacavoli, Andrew Ahlborn, Gary Taylor and Adam Zausmer will remain in their current roles. The combined company will remain headquartered in New York, New York. The Board of the combined company is expected to have nine directors, consisting of Ready Capital’s existing eight directors and one independent director appointed by the Mosaic Manager. Mosaic Manager will not be part of the merger and will remain as an independent company post-merger of one or more of the Mosaic Merger Entities. Mosaic Manager will be led by Ethan Penner and will continue to provide investment management services to certain existing and prospective clients as well as provide certain advisory services to Ready Capital in respect to real estate assets currently owned by the Mosaic Merger Entities.

Timing and Approvals

The transaction has been unanimously approved by the Board of Directors of Ready Capital. The transaction is expected to close during the first quarter of 2022, subject to the respective approvals by the stockholders of Ready Capital and the holders of interests in the Mosaic Funds and other customary closing conditions. The merger of each of the Mosaic Merger Entities with a subsidiary of Ready Capital is subject to the approval of investors of each of the Mosaic Funds, each Mosaic Fund voting to approve the merger separately and independently of the other Mosaic Funds, provided, however, under the merger agreement, Ready Capital’s obligation to acquire MREC TE and MREC IIS is conditioned upon the investors of MREC Onshore approving its merger.

Advisors

Wells Fargo Securities, LLC is acting as exclusive financial advisor and Alston & Bird LLP is acting as legal advisor to Ready Capital. Wedbush Securities Inc. is acting as exclusive financial advisor and Sheppard, Mullin, Richter & Hampton LLP is acting as legal advisor to the Mosaic Funds.

Additional Information about the Mergers

In connection with the proposed mergers, Ready Capital expects to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, containing a proxy statement/prospectus, and other documents with respect to the proposed mergers. The proxy/prospectus will contain important information about the proposed transaction and related matters. STOCKHOLDERS OF READY CAPITAL AND MOSAIC INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, THE MOSAIC FUNDS AND THE PROPOSED MERGERS.

Stockholders of Ready Capital and Mosaic investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Ready Capital with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital’s website at www.readycapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Participants in Solicitation Relating to the Mergers

Ready Capital and its directors and executive officers, and certain other affiliates of Ready Capital may be deemed to be participants in the solicitation of proxies from the stockholders of Ready Capital in respect of the proposed mergers. Information regarding Ready Capital’s directors and executive officers can be found in Ready Capital’s definitive proxy statement filed with the SEC on April 30, 2021 and Ready Capital’s most recent Annual Report filed on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed mergers if and when they become available. These documents are available free of charge on the SEC’s website and from Ready Capital using the sources indicated above.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on current expectations and beliefs of Ready Capital and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; Ready Capital cannot give any assurance that its expectations will be attained.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, the risk that the mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain stockholder approvals relating to the mergers and issuance of shares in connection therewith or the failure to satisfy the other conditions to completion of the mergers; risks related to disruption of management attention from the ongoing business operations due to the proposed mergers; the effect of the announcement of the proposed mergers on the operating results and businesses generally of Ready Capital and the Mosaic Funds; the outcome of any legal proceedings relating to the merger; the ability to retain key personnel; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; conditions in the market for small balance commercial loans and other investments; legislative and regulatory changes that could adversely affect the businesses of Ready Capital and the Mosaic Funds; risks related to integrating a constructing lending platform; risks related to the origination and ownership of construction loans and other assets, which are typically short-term loans that are subject to additional risks as compared to loans secured by existing structures or land; risks relating to the COVID-19 pandemic and its effect, including the responses of governments and industries, on the construction sector and projects and other factors, including those set forth in the Risk Factors section of Ready Capital’s most recent Annual Report on Form 10- K and other reports filed by Ready Capital with the SEC, copies of which are available on the SEC's website, www.sec.gov. Ready Capital does not undertake any obligation to update these statements for revisions or changes after the date of this press release, except as required by law.

About Mosaic

Mosaic Real Estate Investors, (“Mosaic”) was co-founded in 2015 by Ethan Penner as an opportunistic real estate structured finance firm focused on real estate debt and debt-like investments. Mosaic created MREC Manager, an SEC registered investment adviser, to serve as the investment adviser to certain private funds and managed accounts, including the Mosaic Funds.

About Ready Capital Corporation

Ready Capital Corporation (NYSE: RC) is a multi-strategy real estate finance company that originates, acquires, finances and services small- to medium-sized balance commercial loans. Ready Capital specializes in loans backed by commercial real estate, including agency multifamily, investor and bridge as well as SBA 7(a) business loans. Headquartered in New York, New York, Ready Capital employs over 400 lending professionals nationwide. The company is externally managed and advised by Waterfall Asset Management, LLC.

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